FILED BY TRIGON HEALTHCARE, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                                   OF THE SECURITIES ACT OF 1934


                                        SUBJECT COMPANY: TRIGON HEALTHCARE, INC.
                                                     COMMISSION FILE NO: 1-12617


The following presentation was first shown to the Editorial Board of the Richmond Times-Dispatch on May 1, 2002. The same presentation will be shown to additional newspaper editorial boards.


================================================================================


                                 TIMES-DISPATCH
                                 EDITORIAL BOARD
                                   MAY 1, 2002


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                 MERGER SUMMARY
================================================================================

o  Merger with Anthem forms the 5th largest health plan in the country

o  Tom Snead will lead Anthem's new Southeast Region

o  Combined financial strength & expertise will help
        -  DELIVER GREATER VALUE TO CUSTOMERS
        -  PROVIDE OPPORTUNITIES FOR OUR EMPLOYEES

o  Health care remains a local business:
        - PEOPLE WHO SELL, SERVICE AND MAKE HEALTH CARE DECISIONS WILL REMAIN IN VIRGINIA

o Consolidation of some corporate and staff positions will occur, but will not be felt by our members


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                    INDUSTRY LEADING SCALE AND MARKET SHARE
================================================================================

                               REVENUES (2001)^1
        ----------------------------------------------------------------

[Bar graph depicting the following information:

             Revenues in $bn
             ---------------
UNH          $23.2
AET          $22.2
CI           $19.1
WLP          $13.5
ATH & TGH    $13.0
PHSY         $11.7
ATH          $10.1
HUM          $10.1
HNT          $9.8
TGH          $2.9]

                           MEDICAL MEMBERSHIP (2001)
        ----------------------------------------------------------------

[Bar graph depicting the following information:

             Members in mm
             -------------
AET          17.2
UNH          16.5
CI           14.4
WLP          13.0
ATH & TGH    10.0
ATH^3        7.9
HUM          6.4
HNT          5.5
PHSY         3.4
TGH          2.1]


^1 EXCLUDES INVESTMENT INCOME AND NET REALIZED GAINS
^2 EXCLUDES KANSAS (PENDING)


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                           MERGER SUMMARY - FINANCIAL
================================================================================

o  $30 cash plus 1.062 shares Anthem / share Trigon

o  Implied value at $105 as of Friday's close

o  Implied value will float with Anthem stock price

o Employee options will vest; carry over, and reprice as Anthem options; $30 cash will "buy" more options

o  Trigon shareholders receive 28% Anthem shares

o  Trigon Board fills 3 seats on Anthem Board


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                             WHY MERGE WITH ANTHEM?
================================================================================


o  Position TGH for continued success
        -  Become part of larger, growing enterprise
        -  Realize the savings that drove us to seek consolidation
        -  Even more attractive foundation for regional growth

o  Position TGH for ongoing contributions
        -  Anthem early in public life: Trigon experience valued
        -  Administrative savings through scale
        -  Best practices from both firms
        -  Good roles for talented / experienced mgt. and employees


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                               OVERVIEW OF ANTHEM
================================================================================
o  Indiana Domicile and Headquarters

o  Public Company -- completed conversion in November 2001

o  Financial Strength Ratings:
        o Standard & Poor's     A
        o A.M. Best             A- Excellent
        o Fitch                 A+

o  Fortune 500 Ranking          #184

o  Fortune Magazine's "Most Admired"
     Health Care Companies      Ranked 3rd

o  Associates                   15,000

o  Members                      8 Million

o  2001 Operating Revenue       $10.1 Billion

o  2001 Operating Gain          $319.5 Million


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                         ANTHEM MULTI-REGIONAL PRESENCE
================================================================================

IN      1944
KY      1993
OH      1995                    [Picture depicting Anthem's multiregional
CT      1997                     presence in the United States of America]
NH      1999
CO      1999
NV      1999
ME      2000
KS      PENDING
VA      PENDING


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                            ORGANIZATIONAL STRUCTURE
================================================================================

                               --------------------
                              /[ANTHEM, INC. LOGO]/
                              --------------------
                                       /
                                       /
        ------------------------------------------------------------------
       /           /           /              /           /              /
  ---------   ----------   ---------     ----------   ----------    -----------
 / Anthem /  / Anthem  /  / Anthem /    / ANTHEM  /  /Specialty/   /Government/
/ East   /  / Midwest /  /  West  /    /SOUTHEAST/  /Business /   / Business /
---------   ----------   ---------     ----------   ----------    -----------

Connecticut   Indiana    Colorado      Virginia    Anthem Life     AdminaStar
New Hampshire Kentucky    Nevada                                   (Medicare)
Maine          Ohio       Kansas                     Anthem           FEP
                                                Prescription Mgmt.

                                               Occupational Health
                                                   Management

                                            Health Management Systems
                                                    (Dental)


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                              ANTHEM MARKET SHARE
================================================================================


                  ANTHEM HAS GROWN RAPIDLY THROUGH ACQUISITIONS
                AND IS A DOMINANT PLAYER IN EACH OF ITS MARKETS.

                         ANTHEM MARKET SHARE BY STATE(1)
    ------------------------------------------------------------------------

                                         MEDICAL MEMBERS         ANTHEM
         STATE              YEAR             ('000)           MARKET SHARE
    ---------------    ---------------   ---------------     ---------------

    Ohio                    1995              2,289                22%
    Indiana                 1944              1,674                33
    Connecticut             1997              1,242                39
    Kentucky                1993              1,107                38
    Colorado                1999                628                19
    New Hampshire           1999                529                47
    Maine                   2000                500                44
    Nevada                  1999                181                12
                                         ---------------
     Total                                    8,150
    ------------------------------------------------------------------------
    (1)  Source:  Anthem and BSC research.


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                        COMMITMENT TO QUALITY AND SERVICE
================================================================================

o Anthem ranked third on Fortune Magazine's "Most Admired" Health Care Companies list

o  Four of our HMOs ranked in Top 35 in the country by NCQA

o Anthem East (Connecticut, New Hampshire, Maine) HMOs recognized among the best by U.S. NEWS & WORLD REPORT and NEWSWEEK

o WALL STREET JOURNAL featured Midwest Coronary Services Network in front page story

o Anthem Midwest Hospital Quality Program received 2000 BCBSA Award for Innovations and Best Practices in Medical and Pharmacy Management


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                          A COMMITMENT TO COMMUNITIES
================================================================================

o  Dedicated to the Blue Cross tradition of service to community

o  More than $5 million in charitable contributions in 2001

o  One of 136 corporations selected for United Way's Corporate Leadership
   Program

o  Encourage associate volunteerism

o  Focus on programs that improve the health of our communities


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                   CUSTOMERS
================================================================================


o  Should benefit from
        -  SHARING LOWER ADMINISTRATIVE COSTS
        -  NEW PRODUCTS, SERVICES, INFORMATION AND TECHNOLOGY

o  No big changes in account service / sales teams

o  No big bang systems integrations planned to disrupt excellent service

o Trigon brand name will transition in time, but in a manner designed to reduce confusion


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                   PROVIDERS
================================================================================

o  Health care decision making remains local

o  Local provider contracting, reimbursement strategy and implementation

o  Managed Care Advisory Panel continues

o Over time, will work with Chief Medical Officers of other regions to leverage best practices and develop consistent medical policy


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                   VIRGINIANS
================================================================================

o  Trigon achieves scale with best possible partner

o  Can deliver new products / services more efficiently

o  Virginia business still run by Virginians

o  Continued substantial Virginia presence

o  Retain roles in VA Medicaid

o  Richmond is HQ for this region

o  Anthem reputation as regulator- and legislator-friendly

o  Potential for more employment growth


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

================================================================================

                              SAFE HARBOR STATEMENT
           UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

   This presentation contains certain forward-looking information about Anthem, Trigon and the combined company after completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to integrate successfully our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to review carefully and consider the various disclosures in Anthem's and Trigon's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2001, and the 2002 quarterly Form 10-Q filings.


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

================================================================================


                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

This presentation may be deemed to be solicitation material in respect of the proposed acquisition of Trigon by Anthem. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed by Anthem with the SEC and a proxy statement on Schedule 14A and other relevant documents will be filed by Trigon with the SEC. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain the documents for free both on the SEC's web site (WWW.SEC.GOV) and from Anthem and Trigon's respective corporate secretaries.


                          PARTICIPANTS IN SOLICITATION

Trigon, Anthem, and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the identity of Anthem's participants in the solicitation and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus. Information about the directors and executive officers of Anthem and their ownership of Anthem common stock is set forth in the proxy statement for Anthem's 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2002. Information concerning Trigon's participants in the solicitation is set forth in Trigon's Current Report on Form 8-K filed with the SEC on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed transaction will be included in the final joint proxy statement/prospectus.

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]